Exhibit 99.1
UK North Sea: Total Awarded Three Exploration Licenses
Paris, February 15, 2007 — Total announces that it has been awarded the three production licenses it applied for under the 24th Oil and Gas Licensing Round of the United Kingdom’s Department of Trade and Industry.
Total will have a 36% interest in Blocks 206/3 and 206/4. Located 80 kilometres West of the Shetland Islands, the two blocks enhance the gas potential of the area near the Laggan prospect.
Total was also awarded a 100% stake in Block 3/8f in the Alwyn Area, approximately 420 kilometres North-East of Aberdeen.
The award of these blocks reflects Total’s commitment to actively pursuing exploration on the U.K. Continental Shelf and contributing to the development of the North Sea’s oil and gas resources.
Total in the North Sea
Total E&P UK plc is one of the leading oil and gas producers on the UK Continental Shelf. Based in Aberdeen, Scotland, the company owns and operates a cluster of fields in the Alwyn Area of the northern North Sea, the Elgin and Franklin fields in the Central North Sea and the Otter field northeast of Shetland. It is also currently developing the West Franklin field in the Central North Sea. The Company also operates the St. Fergus gas terminal and pipelines and has interests in a number of non-operated fields.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
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